UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                             INTERNATIONAL VERIFACT INC.
                          ---------------------------------
                                   (Name of Issuer)

                              Common Stock, No Par Value
                         -----------------------------------
                            (Title of Class of Securities)

                                     46055K 30 0
                                    (CUSIP NUMBER)

                                 Jean-Jacques Poutrel
                                 President du Conseil
                                    Ingenico S.A.
                                9, quai de Dion Bouton
                                 92816 Puteaux Cedex
                                        FRANCE
                                   33.1.47.72.56.95
                               ------------------------

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   with a copy to:

                                Kevin MacCarthy, Esq.
                           Kevin MacCarthy Associates, P.C.
                                  444 Madison Avenue
                              New York, New York  10022
                                    (212) 752-6700

                                  December 17, 1996
                                 -------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D

         -------------------------            -----------------------------
          CUSIP NO.  46055K 30 0                  PAGE  2  OF  33  PAGES
                   -----------                         ---    ---
          ------------------------             ----------------------------


             --------------------------------------------------------------
            1    NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      INGENICO S.A.
           ----  --------------------------------------------------------------
            2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)  [ ]
                                                                       (B)  [ ]
           ----  --------------------------------------------------------------

            3    SEC USE ONLY

           ----  --------------------------------------------------------------
            4    SOURCE OF FUNDS*

                      WC (SEE ITEM 3)
           ----  --------------------------------------------------------------
            5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
           ---   --------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      FRANCE
           ----  --------------------------------------------------------------

            NUMBER OF     7   SOLE VOTING POWER

              SHARES               1,457,800 SHARES (SEE ITEM 5)

           BENEFICIALL   ---  -------------------------------------------------
                Y         8   SHARED VOTING POWER

             OWNED BY              N/A
                         ---  -------------------------------------------------
               EACH
                          9   SOLE DISPOSITIVE POWER

            REPORTING              1,457,800 SHARES (SEE ITEM 5)
                         ---  -------------------------------------------------
           PERSON WITH

                         10   SHARED DISPOSITIVE POWER

                                   N/A
           -----------------  -------------------------------------------------

            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,457,800 SHARES (SEE ITEM 5)
           ----  --------------------------------------------------------------
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                  [ ]

           ----  --------------------------------------------------------------
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      16.9%
           ---   --------------------------------------------------------------

            14   TYPE OF REPORTING PERSON*

                      CO
           ----  --------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER
                    -------------------

               The title of the class of equity securities to which this statement relates is common stock, no par value ("Common Stock"), of International Verifact Inc., a Canadian corporation
          ("Issuer"). The principal executive offices of Issuer are located at 79 Torbarrie Road, Toronto, Ontario M3L 1G5, Canada.

          ITEM 2.   IDENTITY AND BACKGROUND
                    -----------------------

               This statement is being filed by Ingenico S.A., a French societe anonyme ("Reporting Person"), whose principal business is
          ---------------
          the development, distribution, marketing and manufacturing of transaction terminals with application to payment systems, loyalty, electronic benefit transfer systems and terminal systems for smart card technology. The address of Reporting Person's principal business and office is 9, quai de Dion Bouton, 92816 Puteaux Cedex, France.

               (a)-(c),(f) The name, business address, present principal occupation or employment (and the principal business and address of any corporation in which such employment is conducted if not Issuer), and citizenship of each executive officer and director of Reporting Person is listed on Appendix A hereto.

               (d)-(e) During the last five years, Reporting Person has not been, and to the best of its knowledge no person identified in Appendix A has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS
                    --------------------------

               1,439,000 shares of Common Stock reported to be owned by Reporting Person were acquired for an aggregate of Cdn$ 9,914,710 on December 17, 1996, pursuant to an Investment Agreement dated December 5, 1996 as amended ("Investment Agreement") attached hereto as Exhibit 7.1. The remaining 18,800 of the shares reported to be owned by Reporting Person were acquired in the open market transactions described in Item 5(c) hereof. The source of the funds used to acquire all of such shares was the working capital of Reporting Person.

          ITEM 4.   PURPOSE OF THE TRANSACTION
                    --------------------------

               Reporting Person acquired the Common Stock of Issuer as a long-term investment in the Issuer's capital stock pursuant to the terms and conditions of the Investment Agreement (see Item

          6), which was one of a series of transactions establishing a strategic business alliance between Issuer and Reporting Person.

               The Investment Agreement contains provisions which relate to or would result in: (i) the acquisition of additional securities of Issuer (by granting Reporting Person the right, prior to December 31, 2001, to purchase from Issuer, at the then market price, additional shares of Common Stock in Issuer so as to retain ownership of not less than 15% of the issued and outstanding voting, participating share capital of Issuer on a non-diluted basis, or, if ownership falls below fifteen (15%) percent of the issued and outstanding voting, participating share capital of Issuer on a non-diluted basis, then to retain ownership of that percentage held immediately prior to any exercise of such right); (ii) a change in the present board of directors (by requiring management of Issuer to take, or cause others to take, all steps and proceedings reasonably requested by Reporting Person to reconstitute the board of directors of Issuer with eight members, two of whom shall be nominees of Reporting Person, subject to certain share ownership thresholds and by requiring Issuer to use its best efforts to also (a) nominate to the board at least one independent representative from the payment industry and (b) cause the nominating committee of Issuer's board to be comprised of three members, one of whom shall be a representative of Reporting Person); and (iii) actions which may impede the acquisition of control of Issuer by any person (by operation of the right described in (i) above). See
          Item 6 and Exhibit 7.1. Reporting Person intends to nominate Gerard Compain and Gareth Owen to Issuer's board of directors.

               Reporting Person may increase or decrease its investment in Issuer, depending on the price and availability of Issuer's securities, the amount of working capital available to Reporting Person for such purposes, general economic and stock market conditions, tax considerations, subsequent developments affecting Issuer, Reporting Person's evaluation of Issuer's business and future prospects, Issuer's acceptance of Reporting Person as an investor in Issuer, the status of Reporting Person under the Investment Agreement, and other considerations, including the obtaining of any necessary regulatory approvals.

               Other than as described in this Item 4, neither Reporting Person nor any of the persons listed in Appendix A has any present plans or proposals which relate to or would result in:
          (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any other material change in Issuer's business or corporate structure; (g) changes in Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (h) a class of securities of Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


          ITEM 5.   INTEREST IN SECURITIES OF ISSUER
                    --------------------------------

               (a)-(b) The number of shares of Common Stock beneficially owned by Reporting Person and the percentage of the outstanding shares of Common Stock represented thereby are 1,457,800 and 16.9%, respectively. Reporting Person has the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, all of such shares.

               (c) Reporting Person has effected the following open market, broker confirmed transactions regarding the securities of Issuer during the past 60 days:

           Date            Description     Shares           Price
           ----            -----------     ------           -----
           10/4/96         Acquisition     10,000           US $5.75
           10/7/96         Acquisition     10,000           US $4.80
           11/25/96        Disposition        200           US $5.64
           11/26/96        Disposition        500           US $5.75
           11/27/96        Disposition        500           US $5.62

               (d)  None.

               (e)  Not Applicable.


               ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                         ------------------------------------------
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER
          ---------------------------------------------------

               Reporting Person and Issuer entered into the Investment Agreement pursuant to which Reporting Person agreed to subscribe for approximately 1,439,000 shares of Common Stock from Issuer at Cdn$ 6.89 per share, with the precise number of shares to constitute 15% of the issued and outstanding shares of Common Stock of Issuer, assuming the exercise of all outstanding options granted pursuant to Issuer's 1994 Employee Stock Option Plan, as of the December 17, 1996 Closing Date. Pursuant to the Investment Agreement, Reporting Person may, in its sole discretion, allocate and assign one third of its purchased shares to Jean-Jacques Poutrel, the President and Chief Executive Officer of Reporting Person. The Investment Agreement also grants Reporting Person the right, prior to December 31, 2001, to purchase from Issuer, at the then market price, additional shares of Common Stock so as to retain ownership of not less than 15% of

                                    Page 6 0f 33

          the issued and outstanding voting, participating share capital of Issuer on a non-diluted basis, or, if ownership falls below fifteen (15%) percent of the issued and outstanding voting, participating share capital of Issuer on a non-diluted basis, then to retain ownership of that percentage held immediately prior to any exercise of such right. The Investment Agreement also requires management of Issuer to take, or cause others to take, all steps and proceedings reasonably requested by Reporting Person to reconstitute the board of directors of Issuer with eight members, two of whom shall be nominees of Reporting Person, subject to certain share ownership thresholds, and by requiring Issuer to use its best efforts to also (a) nominate to the board at least one independent representative from the payment industry and (b) cause the nominating committee of Issuer's board to be comprised of three members, one of whom shall be a representative of Reporting Person. The Investment Agreement provides that Reporting Person and its affiliates are not restricted from acquiring from time to time additional shares in Issuer in the sole discretion of Reporting Person, and it requires Issuer to make certain customary representations and warranties regarding, among other things, its good standing, legal capacity, financial statements, business, and operations. This paragraph is not intended to be a complete description of the Investment Agreement or the terms and conditions thereunder, and reference is made to the text of the Investment Agreement, which is included as
          Exhibit 7.1.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
                    --------------------------------

               7.1. Investment Agreement dated December 5, 1996 with
                    Exhibits, as amended on December 17, 1996.

          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned
          Reporting Person, Reporting Person certifies that the information set forth in this statement is true, complete and correct.


          Dated:  December 27, 1996


                                   INGENICO, S.A.



                                   By:  /s/ Gerard Compain
                                       --------------------
                                        Name: Gerard Compain
                                        Title: Executive
                                             Vice-President

                             Page 8 0f 33



                                      APPENDIX A
                           EXECUTIVE OFFICERS AND DIRECTORS
                                 OF REPORTING PERSON

           Name and Business        Principal Occupation   Citizenship
           -----------------        --------------------   -----------
            Address
           --------
           Jean-Jacques Poutrel     President and CEO      French
           Ingenico S.A.
           9, quai de Dion Bouton
           92816 Puteaux
           France


           Gerard Compain           Executive Vice-        French
           Ingenico S.A.            President
           9, quai de Dion Bouton   Director Designate
           92816 Puteaux            of Issuer
           France

           Gareth Owen              Managing Director      British
           172 McCarrs Green Road   Ingenico Pacific
           Church Point NSW 2105    (pty)
           Australia                Australia

           Denis Massenet           Vice-President         French
           Ingenico S.A.
           9, quai de Dion Bouton
           92816 Puteaux
           France

           Didier de Lacretelle     Vice-President-        French
           Ingenico S.A.            Marketing
           9, quai de Dion Bouton
           92816 Puteaux
           France

           Mme. Claude Mille        Director               French
           26 Boulevard de la
           Saussaye
           92200 Neulilly
           France

           Maurice Levy             Director               French
           34 rue de Longchamps
           92200 Neuilly
           France

           Tessa Leblond            Director               French
           11 rue de Lompon
           92200 Neuilly
           France

                                    EXHIBIT INDEX

          7.1. Investment Agreement dated December 5, 1996 with Exhibits, as amended on December 17, 1996.

							EXHIBIT 7.1
							-----------


	Investment Agreement dated December 5, 1996 with Exhibits, as amended on December 17, 1996.

                                      SCHEDULE D




                                 INVESTMENT AGREEMENT


          December 5, 1996

          TO:  INTERNATIONAL VERIFACT INC.
               79 Torbarrie Road
               Toronto, Ontario
               M3L IG5


               Attention:  L. Barry Thomson, President and CEO


          Dear Sirs:

          SUBSCRIPTION FOR SHARES
          ------------------------
          Subject to the terms and conditions set forth herein, Ingenico, (the "Subscriber") hereby subscribes for 1,439,000 treasury common shares more or less, with the precise number to be that number of common shares in International Verifact Inc. ("IVI") constituting fifteen (15%) percent of the issued and outstanding share capital of IVI, assuming the exercise of all outstanding options granted pursuant to the 1994 Employee Stock Option Plan, as of the Closing Date (the "Purchased Shares").

          The purchase price for the Purchased Shares shall be Cdn $ 6.89 being an amount per share equal to the simple average closing price of the Purchased Shares of IVI on The Toronto Stock Exchange for each of the 30 trading days prior to the date hereof, subject to approval of such price by The Toronto Stock Exchange (the "Subscription Price").

          The Subscriber may, in its sole discretion, allocate and assign this subscription as to not more than one-third of the Purchased Shares to Jean-Jacques Poutrel (for the purposes of this Agreement, an "Affiliate"). In such event, all references herein to Subscriber shall thereafter be deemed to include such Affiliate.


          DELIVERY AND PAYMENT
          ---------------------
          Delivery and payment for all of the Purchased Shares shall be completed at the offices of Ingenico in Puteaux Hauts de Seine, France at 2:30 p.m. (Paris time) on December 17, 1996 or at such other time on that or such other date or dates as may be mutually agreed upon by IVI and the Subscriber (the "Closing Date").
          IVI agrees that certificates representing the Purchased Shares subscribed for by the Subscriber will be available for delivery to the Subscriber or its agent on the Closing Date, against payment by the Subscriber to IVI of the Subscription Price by wire transfer in Canadian funds.


          FUTURE PARTICIPATION RIGHT
          --------------------------
          IVI grants the Subscriber, without payment of any further consideration, the irrevocable right and option (the "Future Participation Right") to purchase from IVI additional common shares in IVI so as to retain ownership of not less than fifteen (15%) percent of the issued and outstanding voting, participating share capital of IVI on a non diluted basis. The terms and conditions of the Future Participation Right are as follows:

               (a) Ingenico shall be entitled to participate pro rata in any issue (a "Large Offering") of treasury common shares by IVI which is not pursuant to an employee stock option plan or upon the exercise of the Redeemable Warrants at the same time and on the identical basis to any subscribers therefor or otherwise on such terms as may then be approved by The Toronto Stock Exchange;

               (b) With respect to the issuance of any treasury common shares by IVI which do not constitute a Large Offering, other than the issuance of common shares upon the exercise of options granted under the 1994 Employee Stock Option Plan, IVI shall notify Ingenico not later than 5 days after the last day of March, June, September and December during each year as to the number of common shares issued from treasury by IVI during the immediately preceding three month period. Subject to compliance with the Securities Act (Ontario) (the "Act"), Ingenico shall be entitled, during the thirty trading days following receipt of such notice, to exercise its Future Participation Right at a price equal to the simple average closing price of such shares on The Toronto Stock Exchange during the thirty days preceding the written notice from IVI to Ingenico. In the event that such Future Participation Right cannot be so exercised in accordance with an available prospectus exemption under the Act, it may be deferred and extended by Ingenico to subsequent fiscal quarter ends until such time as a prospectus exemption is available to Ingenico, provided that the exercise price at that time of the Future Participation Right shall be based on the simple average closing price of such securities on the Toronto Stock Exchange, on the thirty trading days preceding completion of the Purchase.

               (c) Ingenico shall, following the Closing Date, apply to the Ontario Securities Commission pursuant to Section 74(1) of the Act for an exemption order permitting the Future Participation Right in so far as it applies to a distribution under the Act, which is not a Large Offering, to be exercised forthwith, as applicable, at the end of each fiscal quarter.

               (d) The Future Participation Right is subject to approval of The Toronto Stock Exchange and NASD. In the event that either organization requires modifications to the Future Participation Right, such modifications shall be made to the extent possible so as to grant to Ingenico the participation ability described herein, and each of Ingenico and IVI shall execute all such ancillary documentation as may be necessary in this regard.

               (e) The Future Participation Right shall not be assignable or transferable by Ingenico other than to an affiliate of the Subscriber within the meaning of the Canada Business Corporations Act.

               (f) The Future Participation Right shall expire on December 31, 2001.

          ANTI-DILUTION
          -------------
          If and whenever while the Future Participation Right is outstanding:

               (a) the outstanding Common Shares are subdivided or are consolidated into a greater or lesser number of Common Shares, respectively.

               (b) the Common Shares are reclassified, exchanged for or converted into other shares, securities or property.

               (c) a stock dividend has been declared and paid on the Common Shares,

               (d) there has been an amalgamation, merger, consolidation or other reorganization affecting IVI, to the extent such event results in any of the events described in subsections (a), (b) or (c) above, or

               (e) there has been a transfer of all or substantially all of the undertaking or assets of IVI to another corporation or entity to the extent such event results in any of the events described in subsections (a), (b) or (c) above.

          (any of such events being referred to in this paragraph as a "Change"), then Ingenico shall be notified by IVI in writing of such change prior to the record or effective date of such Change (such notice being an "Adjustment Notice"). The Adjustment Notice delivered by IVI to Ingenico in respect of each such Change shall specify the adjustments required to the Future Participation Right. Ingenico, in exercising this Future Participation Right, whether in whole or in part, after the effective date of the Change shall be entitled to receive and shall accept and IVI shall deliver upon such exercise in accordance with this agreement, in lieu of the number of Common Shares deliverable prior to the effective date, the aggregate number and kinds of shares or other securities or amount of property which Ingenico would have been entitled, if any, to as a result of the Change if, on the effective date thereof, it had been the registered holder of the number of Common Shares it would have received had it exercised this Future Participation Right or relevant portion hereof immediately before the effective date of the Change. The adjustments provided for in this paragraph shall be cumulative. The necessary adjustment shall be made in the application of the provisions of this agreement with respect to the rights and options of Ingenico after any Change to the end that the provisions hereof shall thereafter correspondingly apply, as nearly as may reasonably be, in relation to any Common Shares or other securities or property to which Ingenico is entitled on the exercise of the Future Participation Right granted hereunder. In the event that Ingenico disagrees with an adjustment set forth in any Adjustment Notice, the adjustment shall be determined conclusively by IVI's auditors at the shared expense of IVI and Ingenico.

          RELATED TRANSACTIONS
          --------------------
          Ingenico and IVI acknowledge that contemporaneously herewith they have entered into a Master Alliance Agreement dated as of the date hereof (the "Master Agreement") to which this Investment Agreement constitutes Schedule D.

          All capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Master Agreement.

          REPRESENTATIONS AND WARRANTIES OF IVI
          -------------------------------------
          By its acceptance of this subscription, IVI represents and warrants to Ingenico those representations and warranties set forth in Schedule "A" appended hereto. By completing the transactions contemplated hereby, accepting the subscription funds of Ingenico and completing the issuance of the Purchased Shares, IVI shall be deemed, as of the Closing Date, to have represented and warranted that all of such representations and warranties are true and correct as of and with effect from the Closing Date. IVI acknowledges that Ingenico is relying on such representations and warranties, and that such representations and warranties shall survive the Closing Date until December 31, 1999. IVI shall indemnify and save Ingenico harmless of, from and against any breach of such representations and warranties, provided that no claims may be made by Ingenico against IVI unless the aggregate amount of such claims exceeds $100,000. If the aggregate claims of Ingenico exceed such threshold amount, however, the indemnity obligation of IVI shall apply for the full amount of such claims.

          INGENICO'S CONDITIONS
          ---------------------
          The Subscriber's obligation to take up and pay for the Purchased Shares subscribed for is conditional upon the fulfillment at or before the Closing Date of each of the following conditions, unless waived in writing by Ingenico:

               (a) regulatory approval of The Toronto Stock Exchange to the transactions described in this Agreement, and no disapproval having been issued by NASD;

               (b) IVI and Ingenico shall have entered into the Master Agreement, and all related agreements contemplated thereby, including without limitation, the Marketing and Distribution Agreement, the Joint Development and Procurement Agreement, the Technology License Agreement and the Latin America Shareholder Agreement;

               (c) Management of IVI shall or cause others to take all steps and proceedings reasonably requested by Ingenico to give effect to the reconstitution of the board of directors of IVI such that the board of IVI shall be comprised of eight members, two of whom shall be nominees of Ingenico and IVI agrees to use its best efforts to (i) cause the nominating committee of the Board of Directors to nominate two members of Ingenico for election to the Board of Directors at all annual shareholders' meeting of IVI for so long as the Subscriber owns not less than fifteen percent (15%) of the issued and outstanding Common Shares (on a non-diluted basis; for the purpose of such calculation there shall be included any rights of the Subscriber under the Future Participation Right to subscribe for shares which are unexercised and have not lapsed) ("the Subscriber Interest"), (ii) nominate for election at the next annual shareholders' meeting at least one member of the board of directors of IVI who will be an independent representative from the payment industry; and (iii) to cause the nominating committee for the Board of Directors of IVI to be comprised of three members, one of whom shall be a representative of Ingenico, at the first meeting of the Board of Directors following the Closing Date.

                    Should the Subscriber Interest decrease to a percentage of less than 15%, on a non diluted basis but not less than 5%, on a non diluted basis then Ingenico shall during such period be entitled to one nominee only on the Board of IVI. Prior to such reduction to one nominee, IVI shall give written notice to Ingenico at such time as IVI becomes aware, based on information readily available to it, that Ingenico's Subscriber Interest has decreased to below 15%, on a non diluted basis. Ingenico shall have a period of 10 days after receiving such notice to advise IVI in writing as to whether Ingenico intends to increase its Subscriber Interest to 15%, on a non diluted basis and Ingenico shall have a period of 90 days from receipt of the notice from IVI to do so, failing which Ingenico shall be entitled contractually to one nominee only on the Board of IVI, and shall forthwith cause one of its nominees to immediately submit his resignation.

                    Should the Subscriber Interest decrease below 5%, on a non diluted basis, Ingenico shall no longer have the contractual ability to elect a director of IVI, and shall forthwith cause any remaining nominees to immediately submit their resignation; and

               (d) IVI shall have caused its counsel to deliver to Ingenico and its counsel an opinion with respect to IVI and the completion of the transactions contemplated hereby in the form of Schedule "B".

          The obligations of IVI described in Subsection (c) above shall not merge on the Closing Date and shall survive as specified therein.

          For so long as the Subscriber is entitled to one or more nominees on the Board of Directors of IVI pursuant to paragraph (c) (i) above, the Subscriber shall not, at any shareholders' meeting of IVI, vote against the slate of directors put forward by the nominating committee unless and until the nominee directors proposed by the Subscriber to the board of IVI shall have resigned from such board of directors. Should the Subscriber desire at any time to vote its Common Shares for directors other than those nominated by the nominating committee, it shall have first caused its nominee directors to resign following which it may vote with respect to the election of directors of IVI as Ingenico in its sole discretion shall determine.

          IVI COVENANTS
          -------------
          Provided that Ingenico has at least one nominee on the Board of Directors of IVI from and after the Closing Date, and in consideration of the subscription herein, IVI covenants and agrees with Ingenico to promptly advise Ingenico in writing at the same time as the Board of Directors is notified that IVI is entering into any negotiations concerning a potential "take-over bid", as defined in Part XX of the Securities Act (Ontario).

          In addition, in the event that IVI either desires to sell all or substantially all of its assets outside the ordinary course of its business, or receives a bona fide offer to sell all or substantially all of its assets outside of the ordinary course of its business, IVI hereby grants to Ingenico a right of first refusal to acquire such assets by notifying Ingenico in writing of such event together with a description of the proposed terms and conditions. Within thirty (30) days following written notification from IVI to Ingenico of the proposed terms and conditions of any such transaction, Ingenico may notify IVI in writing that it desires to acquire such assets at the price and on the terms and conditions described in such notice, in which event such transactions shall close with Ingenico as purchaser but otherwise on identical terms and conditions within a further period of thirty (30) days.

          NO RESTRICTION ON FURTHER INGENICO PURCHASES.
          ---------------------------------------------
          Nothing contained herein or in the Master Agreement or any of the schedules thereto shall restrict, prohibit or limit in anyway the ability of Ingenico or its Affiliates to acquire from time to time additional shares in IVI in its sole discretion, subject to regulatory compliance.

          INGENICO REPRESENTATION
          -----------------------
          Ingenico represents and warrants to IVI that it and its Affiliates including Jean-Jacques Poutrel and his associates and his affiliates own, directly or indirectly, not more than 18,800 common shares in IVI as of the date hereof. Ingenico shall provide a bring-down certificate with respect to this representation as at and on the Closing Date.

          GOVERNING LAW, EXECUTION AND ASSIGNMENT
          ---------------------------------------
          This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario. It may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. This agreement may also be executed by any party by facsimile and shall be valid, binding and effective in respect of such party if so executed as if originally signed. None of the rights or obligations hereunder shall be assignable or transferable by any party without the prior written consent of the other parties, except as expressly provided herein.

          ENTIRE AGREEMENT
          ----------------
          This Agreement, together with the Master Agreement and the other agreements attached or referred to therein, constitutes the entire agreement between the parties hereto with respect to the matters referred to herein and supersedes all prior agreements and understandings, written or oral, pertaining to the subject matter hereof.

          FURTHER ASSURANCES
          ------------------
          The parties shall also, with reasonable diligence, do all such things and provide all such reasonable assurances that may be required to consummate the transactions contemplated hereto, and each party shall provide such further documents or instruments required by any of the other parties as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing Date.



                                        INGENlCO



                                        Per:/s/ Jean-Jacques Poutrel
					   --------------------------
                                            Jean-Jacques Poutrel,
                                            President du Conseil


          This Investment Agreement is confirmed and accepted as of the 5th day of December, 1996.


                                        INTERNATIONAL VERIFACT INC.


                                        Per:/s/ L. Barry Thomson
					   ----------------------
                                            L. Barry Thomson
                                            President & CEO

                                                           December 2, 1996

                                     SCHEDULE "A"
                                     ------------

                            REPRESENTATIONS AND WARRANTIES

          For purpose hereof, the "Transaction Documents" include this Agreement, the Master Agreement, the Joint Development and Procurement Agreement, the Technology License Agreement, the Marketing and Distribution Agreement, and the Latin America Shareholder Agreement.

          (a) INCORPORATION. IVI has been continued and organized and is validly subsisting and in good standing under the laws of Canada and it has the corporate power to own or lease its property and to carry on its business as now being conducted by it. IVI has all necessary corporate power and authority to own its respective properties and is licensed, registered or qualified to carry on business in all jurisdictions where a failure to be so licensed, registered or qualified would have a material adverse effect on the business, operations or financial condition of IVI taken as a whole.

          (b) AUTHORIZED AND ISSUED CAPITAL. The authorized share capital of IVI consists of (i) an unlimited number of Common Shares of which 7,197,440 (and no more) have been duly issued and are outstanding as fully paid and non-assessable prior to giving effect to the transactions contemplated by this Agreement; and (ii) options pursuant to IVI's employee Stock Option Plan entitling the optionees to acquire 602,700 Common Shares; and (iii) warrants entitling the holders thereof to acquire 1,698,743 Common Shares, with the result that there would be a total of 9,498,883 Common Shares outstanding on a fully diluted basis.

          (c) VALIDITY OF SUBSCRIPTION SHARES AND OPTIONED SHARES. The allotment and issue of the Purchased Shares to Ingenico at the Closing Date shall have been duly authorized by all necessary corporate action of IVI and upon payment in full of the Subscription Price in accordance with this Agreement, such Purchased Shares will be validly issued as fully paid and non-assessable and the issue of such Purchased Shares will not contravene the articles or by-laws of IVI nor conflict with any agreement to which IVI is a party or by which it is bound. At all times, IVI shall have authorized and reserved for issuance a sufficient number of Common Shares to provide for Ingenico's rights respecting the Future Participation Right under this Agreement.

          (d) OPTIONS. No person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of IVI or of any other securities of IVI, other than as described in subsection (b) and (c) above.

          (e)  FINANCIAL STATEMENTS AND CORPORATE RECORDS.

               (1) The books and records of IVI, including the September 30, 1996 financial statements, a copy of which are attached as Schedule "C", fairly and correctly set out and disclose in all material respects, in accordance with generally accepted accounting principles, the financial position of IVI as at the date thereof and all material financial transactions of IVI relating to its business have been accurately recorded in such books and records.

               (2) IVI's financial statements as at September 30, 1996, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with those of previous years and present fairly (i) the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of IVI as at September 30, 1996; and (ii) the sales, earnings and results of the operations of IVI during the period covered by the financial statements.

          (f)  CONDUCT OF BUSINESS.

               (1) Since September 30, 1996 there has been no change in the business, operations, affairs or condition of IVI, financial or otherwise, except changes occurring in the ordinary course of business, which changes have not materially adversely affected and will not materially adversely affect the organization, business, properties, prospects and financial condition of IVI.

               (2) IVI is conducting its business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which the business is carried on, is not in material breach of any such laws, rules or regulations and is duly licensed, registered or qualified in each jurisdiction in which it owns or leases property or carries on its business as now conducted and its property and assets to be owned, leased and operated, and all such licenses, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any burdensome term, provision, condition or limitation which has or may have a materially adverse effect on the operation of the business.

               (3) with the exception of the Master Agreement and transactions contemplated therein, IVI's business has been carried on in the ordinary and normal course since September 30, 1996.

          (g) NO CONFLICTS. Neither the execution and delivery of this Agreement and the other Transaction Documents nor compliance with the terms and conditions of any of them (i) will result in a violation of the articles or the by-laws of IVI or any resolutions passed by the board of directors or shareholders of IVI, or any applicable law, rule, regulation, order, judgment, injunction, award or decree, or (ii) will result in a breach of, or constitute a default under, any loan agreement, indenture, trust deed or any other agreement or instrument to which IVI is a party or by which it or they are bound, existing at the date of this Agreement, or (iii) requires any approval or consent of any government authority or agency having jurisdiction except for The Toronto Stock Exchange and NASD.

          (h) AUTHORIZATION. IVI has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to perform its obligations hereunder and thereunder and to do all acts and things to execute and deliver all other documents, instruments and certificates as are required hereunder or thereunder to be done, observed or performed by them in accordance with their terms and the execution and delivery of this Agreement and the other Transactions Documents and the transactions contemplated hereby and thereby have been duly authorized by proper corporate proceedings of IVI.

          (i) DUE EXECUTION AND ENFORCEABILITY. Each of this Agreement and the other Transaction Documents has been, or on the Closing Date will be, duly executed and delivered by IVI and is a valid and binding obligation of IVI enforceable against it in accordance with its terms.

          (j) INSIDER LOANS. IVI has no material undisclosed loans or indebtedness outstanding which have been made to directors, former directors, officers, shareholders and/or employees of IVI or to any person or corporation not dealing at arm's length.

          (k) EMPLOYMENT CONTRACTS. IVI (i) has not made any agreements with any labor union or employee association nor made commitments to or conducted negotiations with any labor union or employee association with respect to any future agreements and is not aware of any current attempts to organize or establish any labor union or employee association; and (ii) is not a party to any written employment, service or pension agreement with any employee which is not terminable on the giving of reasonable notice without the making of any payment or other compensation by IVI, except as set forth in Schedule "D" hereto.

          (l) OUTSTANDING INDEBTEDNESS. Except as disclosed in the financial statements of IVI as of September 30, 1996, IVI
               (i) does not have outstanding any bonds, debentures, mortgages, notes or other indebtedness maturing more than one year after the date of their creation or issuance; (ii) is not under any agreement to create or issue any bonds, debentures, mortgages, notes or other indebtedness maturing more than one year after the date of their creation or issuance; and (iii) is not a party to or bound by any material agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation.

          (m) INSURANCE. IVI has its property insured against loss or damage by all commercially reasonable hazards or risks on a replacement cost basis and IVI is not in material default with respect to any of the provisions contained in any insurance policy and has not failed to give any material notice or present any material claim under any such insurance policy in due and timely fashion.

          (n) CONTRACTS IN GOOD STANDING. IVI is not in material default or material breach of any contracts, agreements, written or oral, indentures, leases or other instruments to which it is a party and there exists no state of facts which after notice or lapse of time or both would constitute such a material default or material breach, and all such contracts, agreements, indentures, leases or other instruments are now in good standing and IVI is entitled to all benefits thereunder.

          (o) LITIGATION. There are no actions, suits or proceedings pending or, to the knowledge of IVI, threatened against or affecting IVI or any of its undertakings, property and assets, whether instituted by or against IVI at law, in equity or before any arbitrator or before or by any governmental department, body, commission, board, bureau, agency or instrumentality having jurisdiction in the premises in respect of which there is a reasonable possibility of a determination materially adverse to IVI and which could, if determined adversely, materially and adversely affect the ability of IVI to perform its obligations under this Agreement and IVI is not to its knowledge, after due enquiry, in default with respect to any law, regulation, order, writ, judgment, injunction or award of any government, commission, board, agency, court, arbitrator or instrumentality having jurisdiction in the premises, which would have such a material and adverse effect.

          (p) TAX RETURNS. IVI has duly and in a timely manner filed all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable by it on or before the date hereof, adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against, IVI; there are no actions, suits, proceedings, investigations or claims now threatened or pending against IVI in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority; IVI has withheld from each payment made to any of its officers, directors, and employees the amount of all taxes, including but not limited to income tax, and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any applicable tax legislation.

          (q) INTELLECTUAL PROPERTY. All trademarks, trade names, patents and copyrights, both domestic and foreign, used in or acquired for the proper carrying on of IVI's business are validly and beneficially owned by IVI and, to the best of the knowledge of IVI, the conduct of the business of IVI does not infringe upon the trademarks, trade names, patents or copyrights, domestic or foreign, of any other person.

          (r) SUBSIDIARIES AND INVESTMENTS. Excepting International Verifact Inc. ("U.S."), National Transaction Network, Inc. and International Verifact Inc., IVI has no subsidiary (as such term is defined in the Canada Business Corporations
               Act) or any other loan to, investment in or other interest in any person, other than Internet Payment Processing Inc.

                                                           December 2, 1996

                                     SCHEDULE "B"

                                   FORM OF OPINION

                            [LETTERHEAD OF MEIGHEN DEMERS]

          December ., 1996

          Ingenico Societe Anonyme
          9, quai de Dion Bouton
          92816 Puteaux Cedex
          France

          - and -

          Smith, Lyons
          Suite 5800, Scotia Plaza
          40 King Street West
          Toronto, Ontario
          M5H 3Z7

          Dear Sirs:

          RE: INTERNATIONAL VERIFACT INC.
          -------------------------------
          We have acted as counsel for International Verifact Inc. ("IVI") in connection with (1) the issue today by IVI of . Common Shares (the "Common Shares"); and (2) the entering into by IVI with Ingenico S.A. of a Master Alliance Agreement dated December ., 1996, and certain related matters.

          Capitalized terms used but not defined in this opinion have the respective meanings attributed to such terms in the Investment or the Master Alliance Agreement.

          As counsel to IVI, we have participated in the preparation of, and have reviewed executed copies of, the following documents (the "Transaction Documents"):

          (a) the Investment Agreement among IVI and Ingenico dated December ., 1996 (the "Investment Agreement");

          (b) the Master Alliance Agreement between IVI and Ingenico dated December ., 1996;

          (c) the Marketing and Distribution Agreement between Ingenico and IVI dated December ., 1996;

          (d) the Technology License Agreement between Ingenico and IVI dated December ., 1996;

          (e) the Joint Development and Procurement Agreement between Ingenico and IVI dated December ., 1996;

          (f) the Latin America Shareholder Agreement entered into between Ingenico, IVI and Latin Newco dated December .,1996.

          We have also made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of such certificates of public officials and of such other certificates, documents and records as we have considered necessary or relevant for the purposes of the opinions hereinafter expressed, including:

          (a)  the articles and by-laws of IVI and Latin Newco;

          (b) resolutions of the board of directors of IVI authorizing, among other things, the execution and delivery of the respective Transaction Documents to which each of them is a party;

          (c) a certificate of status dated December ., 1996 issued in respect of IVI pursuant to the Canada Business Corporations Act;

          (d) a letter from The Toronto Stock Exchange dated December ., 1996 approving the issuance of the Common Shares to Ingenico;

          (e) a report in Form-20 under the SECURITIES ACT (Ontario) to be filed with the Ontario Securities Commission;

          (f) certificates of an authorized officer of IVI as to certain factual matters, a copy of which are annexed hereto as Schedule "A".

          For the purposes of this opinion, we have assumed, with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, telecopies or photocopied copies. We have also assumed that the certificates of status referred to above continue to be accurate as of the date hereof. We have relied exclusively upon the certificates referred to above with respect to the accuracy of the factual matters contained therein; while we have not performed any independent verification of such factual matters, other than as set out in this opinion and the schedules hereto, nothing has come to our attention during our participation with respect to the Transaction Documents which leads us to believe such documents are incorrect.

          We have further assumed that the Transaction Documents have been duly and validly authorized, executed and delivered by all parties thereto other than IVI.

          Based and relying on the foregoing, and subject to the qualifications expressed herein, we are of the opinion that:

          1. IVI is incorporated and existing under the CANADA BUSINESS CORPORATIONS ACT:

          2. IVI has the corporate power and capacity to carry on its business, to own its properties and assets and to enter into and to perform its obligations under the Transaction Documents to which it is a party.

          3. All necessary corporate action has been taken by IVI to authorize the execution, delivery and performance by it of the Investment Agreement and the Investment Agreement has been duly executed and delivered by IVI and constitutes a legal, valid and binding obligation of IVI enforceable against it in accordance with its terms by Ingenico.

          4. Excepting the Ontario Securities Commission, the Toronto Stock Exchange and the National Association of Securities Dealers, no authorization, consent or approval of, or filing with or notice to any governmental body is required in connection with the execution, delivery or performance of the Investment Agreement by IVI.

          5. The authorized capital of IVI consists of an unlimited number of common shares of which . common shares are issued and outstanding, prior to giving effect to the transactions contemplated by the Investment Agreement. Such shares have been duly issued and are outstanding as fully paid and non-assessable.

          6. All requisite acts and proceedings have been done and taken by the directors and shareholders of IVI to authorize the allotment, issue and delivery of the Common Shares.

          7. . Common Shares have been duly and validly allotted and issued today to Ingenico as fully paid and non-assessable shares in the capital of IVI.

          The foregoing opinions are subject to the following qualifications:

               (a) we are qualified to render opinions as to the laws of the Province of Ontario, including relevant federal laws of Canada, and accordingly we express no opinions as to the laws of any other jurisdiction;

               (b) the enforceability of the Investment Agreement is subject to bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors' rights generally; and

               (c) the enforceability of the Investment Agreement is subject to general equitable principles, including the fact that the availability of equitable remedies such as specific performance or injunctive relief is in the discretion of a court.

          Yours very truly,
          MEIGHEN DEMERS

                                      SCHEDULE C



          INTERNATIONAL VERIFACT INC.
          THIRD QUARTER REPORT
          September 30, 1996

          To Our Shareholders,

               Results for International Verifact in the third quarter reflected continued improvement in the operations of the Company since the beginning of 1996.

               Results for the three months ended September 30, 1996 were lower than in the corresponding record quarter a year ago, but both revenue and earnings have shown a quarter-by-quarter improvement in 1996. In particular, revenue from our U.S. operations has come to represent a growing proportion of our overall business, which is in keeping with IVI's long term plan to emphasize growth in the United States and overseas. The proportion of revenue coming from outside Canada has grown this year from 26% in the first quarter to 34% in the second quarter to 45% in the latest quarter.


               In the same regard, we are confident IVI has significantly enhanced its ability to further penetrate the U.S. market with the recent acquisition of 84% of National Transaction Network, Inc. (NTN) of Hudson, Massachusetts. NTN designs and markets its own electronic payments software for in-store multi-lane retail applications, and was the primary reseller of IVI products in the U.S. some years ago.

               It is important for IVI to be able to offer a total software payment solution that is tailored to the needs of U.S. customers. The NTN acquisition provides your Company with its own software capability to support its products in the U.S. much more inexpensively than if such a capability was developed inhouse. The NTN association also provides us with an additional customer base, notably among multi-lane retailers, as well as a broader understanding of the software needs of the U.S. marketplace.

               NTN has annual revenue of approximately US $5 million.
          Since acquisition, NTN has reported revenue of $233,000 which was included in IVI's third quarter results.

               While NTN is not yet profitable, a renewed business relationship with your Company and a new management team installed by IVI will enable the U.S. company to expand its products, services and markets.

               On top of the recent successes in the marketing of our CheckReader products to major specialty retailers in the U.S., NTN promises to be an important addition to IVI's presence south of the border.

               In Canada, IVI was pleased to announce during the third quarter that Royal Bank, a major and valued customer, had once again begun to take delivery of your Company's debit/credit terminals. It was this delay in shipments that caused a slump in IVI's revenue through the first half of the year.

               And finally, we have high hopes for Internet Payment Processing Inc. (IPP) of which IVI is one of the founding shareholders. IPP's 'The P@y.pro Network' will allow consumers to go shopping on the Internet and make INTERAC-compliant and secure payments using debit and credit cards. IPP is presently in the process of beta testing and will establish a pilot project in the Toronto area by the end of this year.


          L. Barry Thomson
          President and Chief Executive Officer

           INTERNATIONAL VERIFACT
           INC.
           CONSOLIDATED
           BALANCE SHEETS
           as at September 30, 1996
           and 1995
           (unaudited in thousands of
           Canadian dollars)

                                        SEPTEMBER 30       SEPTEMBER 30
                                                1996               1995
                                       -------------       ------------

           ASSETS
           CURRENT ASSETS
           Cash and short term                $4,657             $4,733
           investments

           Accounts receivable                 9,962             12,013
           Inventory                           8,718              6,888
           Other                                 415                330
                                             -------             ------
                                              23,752             23,964

           Capital assets                      2,950              2,075
           Other assets                        4,773              2,742

           Goodwill                            1,137              9,593
                                            --------           --------
                                              32,612             38,374
                                            ========           ========
           LIABILITIES
           CURRENT LIABILITIES
           Accounts payable and                8,906             10,379
           accrued liabilities
           Deferred revenue                      428                 74

           Current portion of capital             69                 37
           lease obligations                 -------             ------
                                               9,403             10,490

           Long term capital lease                                   47
           obligations
           Minority interest                     125
                                             -------            -------
                                               9,528             10,537


           SHAREHOLDERS' EQUITY               23,084             27,837
                                            --------            -------
                                             $32,612            $38,374
                                            ========            =======

           INTERNATIONAL VERIFACT INC.
           CONSOLIDATED STATEMENTS OF OPERATIONS
           for the three and nine months ended
           September 30, 1996 and 1995
           (unaudited in thousands of Canadian
           dollars except per share amounts)

                                For the three       For the nine months
                                    months          ended September 30
                              ended September 30
                               1996       1995       1996        1995
                              ------     -----      ------      -----

           REVENUE          $12,178    $15,520    $31,964     $45,056

           COSTS OF SALES     8,157     10,018     21,655      30,214
                             ------     ------    -------     -------


           GROSS MARGIN       4,021      5,502     10,309      14,842
                             ------     ------    -------     -------

           EXPENSES
           Selling,           2,666      2,511      7,970       7,078
           administration
           and general
           Research and         799      1,207      2,322       3,104
           development
           Amortization of      271        201        751         597
           capital assets
           Amortization of      144        172        433         516
           deferred
           development
           costs
           Amortization of        -        384                  1,151
           goodwill           -----      -----      -----      ------

                              3,880      4,475     11,476      12,446
                              -----      -----     ------      ------

           EARNINGS (LOSS)      141      1,027     (1,167)      2,396
           FROM OPERATIONS

           Writeoff of            -          -     (9,285)          -
           goodwill
           Interest income       38         30        143         104
                             ------      -----      -----       -----

           INCOME (LOSS)        179      1,057    (10,309)      2,500
           BEFORE MINORITY
           INTEREST

           Minority              11          -         11           -
           interest          ------     ------    -------      ------

           NET EARNINGS        $190     $1,057   $(10,298)     $2,500
           (LOSS) FOR THE    ======     ======   ========      ======
           PERIOD


           PER SHARE
           INFORMATION        $0.02      $0.16     $(0.17)      $0.37
             Earnings          ====     ======    =======       =====
           (loss) from
           operations

             Net earnings     $0.04      $0.16     $(1.48)      $0.38
           (loss)             =====     ======     ======       =====

           Weighted average
           common                                   6,953       6,560
           shares                                   =====      ======
           outstanding
           (thousands)


           INTERNATIONAL VERIFACT INC.
           CONSOLIDATED
           STATEMENTS OF
           CHANGES IN FINANCIAL POSITION
           for the nine months ended
           September 30, 1996 and 1995
           (unaudited in thousands of
           Canadian dollars)

                                               For the nine months
                                                ended September 30
                                                  1996       1995
                                               -------     ------


           CASH PROVIDED BY (USED IN)
           OPERATING ACTIVITIES
           Net earnings (loss)                $(10,298)    $2,500
           Amortization                          1,184      2,264
           Minority interest                       (11)         -
           Writeoff of goodwill                  9,285          -
                                               -------    -------
                                                   160      4,764

           Change in non cash working           (1,546)    (2,704)
           capital                             -------    -------
                                                (1,386)     2,060
                                               -------    -------

           CASH PROVIDED BY (USED IN)
           FINANCING ACTIVITIES
           Issuance of common shares             3,490        436

           Change in capital lease                 (30)       (42)
           obligations                         -------     ------
                                                 3,460        394
                                               -------     ------
           CASH USED IN
           INVESTING ACTIVITIES
           Purchase of capital assets             (971)      (640)
           Capitalization of developments       (1,623)    (1,108)
           costs
           Acquisition of NTN                     (817)         -
           Change in other assets                 (224)         -
                                               -------    -------

                                                (3,635)    (1,748)
                                               -------    -------

           Net change in cash                   (1,561)       706

           CASH AND SHORT TERM INVESTMENTS
             BEGINNING OF THE PERIOD             6,218      4,027
                                               -------     ------


             END OF THE PERIOD                  $4,657     $4,733
                                                ======     ======

                                 INVESTMENT AGREEMENT
                           Schedule D Employment Contracts


                    The following employees have signed
                    employment contracts with either
                    International Verifact, Inc. or one of its subsidiaries:


                    International Verifact Inc.
                    ---------------------------
                    George Whitton      Chairman
                    L. Barry Thomson    President and Chief Executive
                                         Officer
                    Geoff Bowen*       Vice President, Sales
                    Nicholas Dawson     Vice President, Operations
                    David Groves        Vice President, Engineering
                    Martin Hemy         Vice President, Product and Market
                                         Research
                    Peter H. Henry      Vice President, Finance and
                                         Administration


                    International Verifact Inc. ("U.S.")
                    ------------------------------------
                    William McKiver     Vice President and General Manager
                    David A. Kempf      Vice President, Finance and
                                         Administration
                    Alan B. Roberts*    Vice President, Products
                                         Development and Operations


                    National Transaction Network, Inc.
                    ----------------------------------
                    Kenneth Kubler      Executive Vice President and
                                         General Manager
                    Milton Alpern       Vice President, Finance and
                                         Administration



                         *Employment contract pending



          Index 2.51

                          AMENDMENT TO INVESTMENT AGREEMENT






                                             December 17, 1996



          International Verifact Inc.
          79 Torbarrie Road
          Toronto, Ontario M3L 1G5

          Attention:  L. Barry Thomson, President & C.E.O.
          ------------------------------------------------

          Dear Sirs:

                    Further to our letter agreement of December 5, 1996 (the "Investment Agreement"), we wish to amend certain parts of that letter to reflect changes required by The Toronto Stock Exchange (the "TSE") as contemplated in paragraph (d) on page 2 of the Investment Agreement. Specifically, we wish to amend the part of the letter dealing with the Future Participation Right to reflect the change to the pricing formula required by the TSE and to clarify that the Future Participation Right is proportionate to Ingenico's shareholdings at the time of exercise of the Future Participation Right. Accordingly, the section of the Investment Agreement headed "Future Participation Right" should be amended to read as follows:

          FUTURE PARTICIPATION RIGHT
          --------------------------
                    IVI grants the Subscriber, without payment of any further consideration, the irrevocable right and option (the "Future Participation Right") to purchase from IVI additional common shares in IVI so as to retain ownership of not less than fifteen (15%) percent of the issued and outstanding voting, participating share capital of IVI on a non diluted basis, or, if ownership falls below fifteen (15%) percent of the issued and outstanding voting, participating share capital of IVI on a non-diluted basis, then to retain ownership of that percentage held immediately prior to any exercise of the Future Participation Right. The terms and conditions of the Future Participation Right are as follows:

                    (a)  Ingenico shall be entitled to
                    participate pro rata (being that proportion, to a maximum of fifteen (15%) percent, which its common shares constitute of the issued and outstanding common shares immediately prior to the Large Offering) in any issue (a "Large Offering") of treasury common shares by IVI which is not pursuant to an employee stock option plan or upon the exercise of the Redeemable Warrants at the same time and on the identical basis to any subscribers therefor or otherwise on such terms as may then be approved by The Toronto Stock Exchange;

                    (b)  With respect to the issuance of any
                    treasury common shares by IVI which do not constitute a Larger Offering, other than the issuance of common shares upon the exercise of options granted under the 1994 Employee Stock Option Plan, IVI shall notify Ingenico not later than 5 days after the last day of March, June, September and December during each year as to the number of common shares issued from treasury by IVI during the immediately preceding three month period. Subject to compliance with the Securities Act (Ontario) (the "Act"), Ingenico shall be entitled, during the thirty trading days following receipt of such notice, to exercise its Future Participation Right for the lesser of fifteen (15%) percent of such number of common shares or that proportion which its common shares constitute of the issued and outstanding common shares immediately prior to the exercise of the Future Participation Right at a price equal to the weighted average trading price of such shares on The Toronto Stock Exchange during the thirty trading days preceding the written notice from IVI to Ingenico. In the event that such Future Participation Right cannot be so exercised in accordance with an available prospectus exemption under the Act, it may be deferred and extended by Ingenico to subsequent fiscal quarter ends until such time as a prospectus exemption is available to Ingenico, provided that the exercise price at that time of the Future Participation Right shall be based on the weighted average trading price of such securities on the Toronto Stock Exchange, on the thirty trading days preceding completion of the Purchase.

                    (c)  Ingenico shall, following the Closing
                    Date, apply to the Ontario Securities
                    Commission pursuant to Section 74(1) of the Act for an exemption order permitting the Future Participation Right in so far as it applies to a distribution under the Act, which is not a Larger Offering, to be exercised forthwith, as applicable, at the end of each fiscal quarter.

                    (d)  The Future Participation Right is
                    subject to approval of The Toronto Stock
                    Exchange and NASD. In the event that either organization requires modifications to the Future Participation Right, such modifications shall be made to the extent possible so as to grant to Ingenico the participation ability described herein, and each of Ingenico and IVI shall execute all such ancillary documentation as may be necessary in this regard.

                    (e) The Future Participation Right shall not be assignable or transferable by Ingenico other than to an affiliate of the Subscriber within the meaning of the Canada Business Corporations Act.

                    (f)  The Future Participation Right shall
                    expire on December 31, 2001.

                    All other provisions contained in the Investment Agreement remain otherwise unamended and in full force and effect.


                                                  INGENICO


                                        Per:/s/ Jean-Jacques Poutrel
					   ---------------------------
                                              Jean-Jacques Poutrel,
                                                  President du Conseil


                    This Amendment to the Investment Agreement is confirmed and accepted as of the 17th day of December, 1996.


                                                  INTERNATIONAL
                                                  VERIFACT INC.


                                        Per: /s/ L. Barry Thomson
					    ----------------------
                                             L. Barry Thomson
                                             President & CEO